DUBUC MOTORS INC.

1370 Willow Road, Menlo Park, CA 94025	3000 Watt # 12, Quebec, Quebec, G1X 3Y8

February 17, 2017

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, North East
Washington, D.C. 20549

RE: Dubuc Motors Inc. - Offering Statement on Form 1-A Filed January 6, 2017 - File No. 024-10632

On behalf of Dubuc Motors Inc., we hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on February 23, 2017, or as soon thereafter as is practicable. Sincerely,

Yours Truly,

DUBUC MOTORS INC.

/s/ Mario Dubuc

Per:

Mario Dubuc
Chief Executive Officer, Principal Accounting Officer and Director